UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Name of Issuer)

Ordinary Shares, Par Value $0.0004 per share

(Title of Class of Securities)

81663 N206

(CUSIP Number)

Roger L.C. Leung

Shanghai Industrial Holdings Limited

26th Floor, Harcourt House

39 Gloucester Road

Hong Kong

Tel No. (852) 2529-5652

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 2 of 14 Pages

1.	Names of Reporting Persons S.I. Technology Production Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 3 of 14 Pages

1.	Names of Reporting Persons SIIC Treasury (B.V.I) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 4 of 14 Pages

1.	Names of Reporting Persons Shanghai Industrial Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 5 of 14 Pages

1.	Names of Reporting Persons Shanghai Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 6 of 14 Pages

1.	Names of Reporting Persons SIIC Capital (B.V.I.) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 7 of 14 Pages

1.	Names of Reporting Persons Shanghai Industrial Investment Treasury Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 8 of 14 Pages

1.	Names of Reporting Persons Shanghai Industrial Financial (Holdings) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 9 of 14 Pages

1.	Names of Reporting Persons Shanghai Industrial Financial Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

CUSIP No. 81663 N206	SCHEDULE 13D/A	Page 10 of 14 Pages

1.	Names of Reporting Persons Shanghai Industrial Investment (Holdings) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,253,277,340
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,253,277,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,253,277,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person CO

This Amendment No. 3 (this “Amendment No. 3”) amends a Statement on Schedule 13D filed on February 16, 2007 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on January 14, 2008 and December 29, 2008 (as amended, the “Schedule 13D”). This Amendment No. 3 is being filed to reflect (i) the purchase of the entire issued share capital of S.I. Technology Production Holdings Limited (“SITPHL”) by Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) from Shanghai Industrial Holdings Limited (“SIHL”), pursuant to a sale and purchase agreement dated July 27, 2009 by and between SIHL and SIFHCL (the “Sale and Purchase Agreement”), and (ii) the fact that voting rights with respect to 420,008,000 Ordinary Shares in the Issuer held by SIIC Treasury (B.V.I.) Limited ceased to vest in SIHL. SITPHL directly holds 1,833,269,340 Ordinary Shares in the Issuer. As of the date of this Amendment No. 3, none of SIHL and its direct and indirect parent companies, namely, Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and Shanghai Industrial Investment Treasury Company Limited beneficially owns any shares in the Issuer and each disclaims beneficial ownership of the shares beneficially owned by the reporting persons named below and disclaims membership of a group with such reporting persons. Items 2, 3, 5, 6 and 7 have been amended accordingly. Capitalized terms used but not otherwise defined herein shall have the meanings prescribed to them in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

ITEM 2.	IDENTITY AND BACKGROUND.

As of the date of this Amendment No. 3, SITPHL is wholly owned by SIFHCL. SIFHCL is wholly owned by Shanghai Industrial Financial Holdings Limited, which in turn is wholly owned by Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 27, 2009, SIHL entered into the Sale and Purchase Agreement with SIFHCL, pursuant to which SIHL agreed to sell and SIFHCL agreed to purchase (i) the entire issued share capital (the “Sale Share”) of SITPHL, and (ii) SIHL’s rights of and benefits in an unsecured, interest-free loan repayable on demand owing by SITPHL to SIHL as of September 7, 2009 (the “Sale Loan”), subject to, among other conditions, the approval by SIHL’s shareholders. SITPHL directly holds 1,833,269,340 Ordinary Shares in the Issuer. On August 31, 2009, SIHL’s shareholders approved at an extraordinary general meeting the Sale and Purchase Agreement and the transactions contemplated therein, and with the satisfaction of the other conditions under the Sale and Purchase Agreement, the purchase and sale of the Sale Share and the Sale Loan was completed on September 7, 2009.

Pursuant to the Sale and Purchase Agreement, the aggregate consideration for the Sale Share and Sale Loan is HK$1,099,961,604 (the “Consideration”) of which HK$8 represents the consideration for the Sale Share and HK$1,099,961,596 represents the consideration for the Sale Loan. The Consideration shall be satisfied in full by cash, with 70% of the Consideration (being HK$769,973,123) paid on September 7, 2009 and the remaining HK$329,988,481 payable on or before six months after September 7, 2009 (or such other later date as SIHL and SIFHCL may agree in writing). The source of funds for the acquisition by SIFHCL was and will be funds advanced by SIIC. All funds advanced by SIIC to SIFHCL were and will be derived from its general working capital.

A copy of the Sale and Purchase Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Amendment No. 3, SIIC Treasury (B.V.I.) Limited and SITPHL directly own 420,008,000 Ordinary Shares and 1,833,269,340 Ordinary Shares in the Issuer, respectively. By virtue of their membership of a group for purposes of the Schedule 13D and this Amendment No. 3, each of the undersigned reporting persons, other than SIHL and its direct and indirect parent companies, namely, Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and Shanghai Industrial Investment Treasury Company Limited, may be deemed to beneficially own such shares totaling 2,253,277,340 Ordinary Shares, which represent

Page 11 of 14 Pages

approximately 10.1% of the Issuer’s outstanding capital stock as of August 11, 2009. Each of SIHL and its direct and indirect parent companies, namely, Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and Shanghai Industrial Investment Treasury Company Limited disclaims beneficial ownership of the shares beneficially owned by the reporting persons named below and disclaims membership of a group with such reporting persons.

(b) By virtue of their membership of a group for purposes of the Schedule 13D and this Amendment No. 3, the undersigned reporting persons, other than SIHL and its direct and indirect parent companies, namely, Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited and Shanghai Industrial Investment Treasury Company Limited, may be deemed to have shared voting power to vote or direct the vote, and dispose or direct the disposition of all 2,253,277,340 Ordinary Shares. With respect to the above-referenced 420,008,000 Ordinary Shares held by SIIC Treasury (B.V.I.) Limited, SIHL has ceased to have voting power over those shares.

(c) Other than the transaction pursuant to the Sale and Purchase Agreement, there are no transactions effected by the undersigned reporting persons during the 60 days prior to the date of this Amendment No. 3.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Sale and Purchase Agreement is described under Item 3 above, such summary being incorporated under this Item 6 by reference. The summary of the Sale and Purchase Agreement in this Amendment No. 3 is qualified in its entirety by reference to the Sale and Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or between such persons and any other persons with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Sale and purchase agreement dated July 27, 2009 entered into by and between Shanghai Industrial Holdings Limited and Shanghai Industrial Financial (Holdings) Company Limited.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2009

S.I. Technology Production Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Treasury (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Investment Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

SIIC Capital (B.V.I.) Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Investment Treasury Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Financial (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Shanghai Industrial Financial Holdings Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Page 13 of 14 Pages

Shanghai Industrial Investment (Holdings) Company Limited

By:	/s/ Roger L.C. Leung
Authorized Signatory

Page 14 of 14 Pages